DIRECT DIAL (617) 573-4859 DIRECT FAX (617) 305-4859 EMAIL ADDRESS MARGARET.COHEN@SKADDEN.COM	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116-3740 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com

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September 11, 2015

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Kluck, Legal Branch Chief, Office of Real Estate and Commodities

Re:                             The RMR Group Inc.

Draft Registration Statement on Form S-1

Submitted July 31, 2015

CIK No. 0001644378

Dear Mr. Kluck:

On behalf of The RMR Group Inc., formerly known as Reit Management & Research Inc. (the “Company”), we are responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in your letter dated August 28, 2015 in connection with the above captioned draft registration statement (the “Draft Registration Statement”). In connection with these responses, on behalf of the Company, we are confidentially submitting via EDGAR a complete copy of Amendment No. 1 to the Draft Registration Statement (as so amended, the “Registration Statement”). For the convenience of the Staff, we also sent to you a paper copy of this letter and clean and marked copies of the Registration Statement.

Your numbered comments with respect to the Draft Registration Statement are reproduced below in italicized text. The Company’s responses thereto are set forth immediately following the reproduced comment to which they relate. All references to page numbers in the Company’s responses are to the page numbers in the prospectus included as part of the Registration Statement.  Capitalized terms used herein without definition have the meanings given in such prospectus.

General

1.                                      Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:  The Company has included in the Registration Statement the graphics, maps, photographs or other artwork that it plans to use in the prospectus. The Company acknowledges the Staff’s comment.  If the Company later determines to include any other graphics, maps, photographs or artwork in the prospectus, the Company will submit copies of the additional items for the Staff’s review prior to including them in any preliminary prospectus distributed to prospective investors.

2.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  At this time, the Company has not presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act and the Company has not authorized anyone to do so on its behalf. The Company undertakes to provide supplementally to the Staff any such written communications that it determines to present, or authorizes a person to present on the Company’s behalf, to potential investors in connection with the Distribution in reliance on Section 5(d) of the Securities Act.

3.                                      We note that each of the Managed REITs serving as distributing shareholders received Class A Common Shares from you in connection with the Up-C Transaction that closed in June 2015. We further note that each such Managed REIT agreed to distribute half of its respective Class A Common Shares to its respective shareholders in connection with the Up-C Transaction. Please provide us with a detailed legal analysis of why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant. Your response should provide an analysis of each of the factors material to this determination. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations 612.09, which is available on our website. Alternatively, please revise your registration statement to identify the distributing shareholders as underwriters.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on page 40 of the prospectus included in the Registration Statement to state that each Managed REIT may be deemed to be a statutory underwriter of its Distribution to its shareholders of Class A common shares of the Company.

4.                                      Please describe briefly in the summary and in greater detail elsewhere in the prospectus, the reasons for the UP-C Transaction and the Distribution, and the historical operations in managing the Managed REITs.

Response:  In response to the Staff’s comment, the Company has added disclosure to pages 8 and 34 of the prospectus.

Prospectus Cover Page

5.                                      We note your disclosure that “[t]his prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities.” Please tell us why you believe this is an appropriate statement in light of the fact that you are registering the distribution of your securities under the Securities Act.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus to remove the disclaimer.

Our Business Strategy, page 5

6.                                      We note your disclosure that your clients have successfully completed over $30.0 billion of financing in over 150 capital raising transactions since your founding in 1986. Please provide us with support for this statement. Clearly mark the specific language in the supporting materials that supports the statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response:  Support for the disclosure that the Company’s clients have completed over $30.0 billion of financing in over 150 capital raising transactions is being delivered to the Staff supplementally in paper form pursuant to Rule 418 promulgated under the Securities Act.

Risk Factors, page 8

7.                                      To balance your discussion of competitive strengths on page 5, please expand your disclosure in this section to disclose summary risk factors.

Response:  In response to the Staff’s comment, the Company has added disclosure to page 8 of the prospectus.

Risk Factors, page 12

8.                                      We note your risk factor on page 12 under the heading “Substantially all of our revenues are derived from the provision of business and property management services to our Client Companies. . . .” We further note your risk factor on page 13 under the heading “Our management agreements with our Client Companies are subject to termination . . . .” To the extent material, please revise your disclosure in these risk factors to quantify the percentage of your revenues that is attributable to each of your Client Companies.

Response:  In response to the Staff’s comment, the Company has added disclosure to page 13 of the prospectus.

Organizational Structure

Overview, page 28

9.                                      In the diagram on page 28, please disclose any direct interest of REIT Management Research & Research Trust in the Managed REITs.

Response:  In response to the Staff’s comment, the Company has added disclosure to page 30 of the prospectus.

The Up-C Transaction, page 29

10.                               Please describe in greater detail the relationship between the various entities prior to the Up-C transaction. In addition, please provide a diagram depicting the organizational structure prior to and/or immediately after the UP-C Transaction or advise.

Response:  In response to the Staff’s comment, the Company has added a diagram on page 29 of the prospectus to illustrate the organizational structure immediately prior to the Up-C Transaction.

11.                               We note your disclosure that RMR LLC issued 30,000,000 of its class A membership units to RMR Trust, and that RMR Trust subsequently delivered 15,000,000 of its class A membership units of RMR LLC to you. We further note that RMR LLC also issued 1,000,000 of its class B membership units to you. Please advise us of the federal securities law exemption from registration that is claimed for each of the transactions described above and state briefly the facts relied upon to make the exemption available.

Response:  The Company respectfully submits that the Up-C Transaction was a single, unified transaction exempt from Securities Act registration under Section 4(a)(2) of the Securities Act in which each participant made a single investment decision — whether to proceed with the entirety of the Up-C Transaction or not. The participants in the Up-C Transaction were each sophisticated parties and consisted of: the four managed REITs; RMR LLC; RMR Trust; and the Company. Immediately prior to the Up-C Transaction, RMR Trust was the sole member of RMR LLC and Mr. Barry Portnoy and Mr. Adam Portnoy were then, and continue to be, the sole owners of RMR Trust and have substantial knowledge of the business and financial condition of RMR LLC. The Company was formed for the sole purpose of the Up-C Transaction. The result of the Up-C Transaction was each of the Managed REITs acquired an interest in its manager, RMR LLC, through the ownership of shares of a new company that would become the manager’s parent. The Company notes that there was no general solicitation or public advertising for the Up-C Transaction.  The Company further notes that all membership units of RMR LLC acquired in the Up-C Transaction were acquired for investment purposes, for the acquiree’s own account, without a view towards distribution or resale of those units and with the understanding that the units were not registered under the Securities Act and could not be resold without registration or an applicable exemption. Each participant acquiring units of RMR LLC in the Up-C Transaction acknowledged the foregoing in the Transaction Agreements. To the extent Staff views analysis of the “components” of the Up-C Transaction as appropriate (and the Company does not believe a component analysis of the Up-C Transaction is appropriate, as in no case did any participant in the Up-C Transaction have the opportunity to decide to participate in any “component” of this single transaction): the issuance by RMR LLC of 30,000,000 of its class A membership units to RMR Trust is exempt from registration under Section 4(a)(2) of the Securities Act (note this a cancellation/exchange of the then existing RMR LLC units that RMR Trust already held); the delivery by RMR Trust of 15,000,000 class A membership units of RMR LLC to the Company is exempt from registration under the Section “4 1-1/2” exemption for private resales; and the delivery by RMR LLC of 1,000,000 of its class B membership units to the Company is exempt from registration under Section 4(a)(2) of the Securities Act.

Dividend Policy, page 41

12.                               Please tell us whether you believe that your historical statements of operations and cash flow data and your unaudited pro forma statements of operations provide investors a reasonable basis to evaluate your ability to cover the estimated dividend. We note, for example, that your business and property management agreements with EQC were terminated during 2014.

Response:  The Company believes that the disclosure regarding its historical statements of operations and cash flow data provide a reasonable basis to evaluate the Company’s ability to cover its estimated dividend. The Company notes that, as of June 30, 2015, the Company had $22.1 billion of real estate assets under management. As shown in the table on page 48 of the prospectus, notwithstanding the termination of the business and property management agreements with EQC, this figure is comparable to RMR LLC’s historical assets under management or total market capitalization, including fiscal years 2012 through 2014.

Since January 1, 2014, business management fees payable to RMR LLC by the REITs it manages have been calculated based upon the lesser of the historical cost of each REIT’s assets under management or its total market capitalization.  Accordingly, the Company believes that an investor could conclude that if the assets under management or total market capitalization remained at the current levels and the REITs continued to pay management fees as currently provided under their respective management agreements that the Company would generate revenue that could be used to cover the estimated dividend. The Company notes that it has reserved the right to change its dividend policy at any time and directs the Staff’s attention to the risk factor disclosure on page 21 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 45

13.                               Please include a subsection that describes the business of RMR Intl.

Response:  In response to the Staff’s comment, the Company has added disclosure to page 49 of the prospectus.

Managed Operators, AIC and RMR Trust, page 47

14.                               Please revise your disclosure to quantify the percentage of each Managed Operator’s respective revenues that is attributable to the Managed REITs, or advise us why you do not think this information is material to investors.

Response:  In response to the Staff’s comment, the Company has added disclosure to page 49 of the prospectus.

Our Management Agreements with the Managed REITs

Term and Termination, page 61

15.                               We note your disclosure that “[t]he terms of the business and property management agreements with each Managed REIT end on December 31, 2035, and automatically extend on December 31st of each year for an additional year, so that the terms thereafter end on the 20th anniversary of the date of the extension.” Please revise your disclosure to clarify whether each extension term extends the business and property management agreements for one year or twenty years from the date of extension.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the prospectus.

Principal and Distributing Shareholders, page 84

16.                               Please revise the beneficial ownership table on page 85 to include the percent of combined voting power held by RMR Trust, each of the directors and executive officers included in the table, and all executive officers and directors as a group. To the extent that certain officers or directors may be deemed to be the beneficial owners of common shares held by any other entity listed in this table, please include appropriate footnote disclosure to clarify for investors the nature of such persons’ interest. Refer to Item 403 of Regulation S-K. Additionally, we note the row titled “All executive officers and directors as a group (11 persons)” and further note that only three officers and directors are included in the table. Please revise the table to reconcile these disclosures.

Response:  In response to the Staff’s comment, the Company has revised the beneficial ownership table to include, in accordance with Item 403 of Regulation S-K, the percent of combined voting power held by RMR Trust, each of the directors, director nominees and named executive officers of the Company, and all executive officers, directors and director nominees as a group.  The Company respectfully submits that, except as already disclosed in the beneficial ownership table or the footnotes thereto, none of the Company’s directors, director nominees or executive officers would be deemed to beneficially own shares held by any other entity listed in the table. The row titled “All executive officers and directors as a group (14 persons)” includes the Company’s two directors, three director nominees and nine executive officers.  The Company has named and listed in a separate row each of its executive officers that is a “named executive officer,” as that term applies to emerging growth companies in the Jumpstart Our Business Startups Act of 2012.

Note 2. Summary of Significant Accounting Policies

Equity Method Investments, page F-8

17.                               We note the disclosure regarding the accounting treatment for your investments in the Managed REITs and RIF. We further note your disclosure on page 79 which indicates that “until the Up-C Transaction” a portion of your management services revenue was paid by the Managed REITs and EQC in their common shares. Please confirm that the amended management agreements executed in conjunction with the Up-C Transaction did not include terms that would require or allow for payment in shares.

Response:  The Company confirms that no portion of the management fees under its current management agreements with the Managed REITs provide for payment to RMR LLC in shares of the Managed REITs.

Note 5. Fair Value of Financial Instruments, page F-16

18.                               Please explain why the liabilities associated with share based payment awards are adjusted to fair value each reporting period. In that regard, we note your disclosure on page F-12 that indicates the awards of common shares are based upon the grant date fair value.

Response:  The Company’s reimbursable payroll and related costs include grants of common shares from Client Companies and formerly from EQC directly to certain of the Company’s officers and employees in connection with the provision of management services to those companies. These grants of common shares to the Company’s officers and employees are restricted share awards, with one fifth of the restricted shares vesting on the date of grant and an additional one fifth vesting on each of the next four anniversaries of the grant date, assuming continued employment.

The Company has applied by analogy the guidance in ASC 815—10 Derivatives and Hedging to these restricted share awards granted to its employees, as the awards are in the shares of another company’s stock. Pursuant to ASC 815, these grants are being recognized at fair value, with subsequent changes in the fair value of the awards being recognized in the consolidated statements of comprehensive income over the requisite service period, similar to the accounting for share based liabilities subject to service vesting. The liability the Company has recorded for these restricted share awards represents the unvested portion of the awards to its officers and employees for which services have been rendered.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-46

19.                               We note on page 46 that your business and property management agreements with EQC were terminated on September 30, 2014. We further note that revenue from EQC comprised 41% of your total revenue during fiscal year 2014. Please revise the introductory disclosure to describe the termination of the EQC agreements and clearly indicate that the pro forma financial statements do not reflect any adjustments related to the termination.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-52 of the prospectus.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page F-50

20.                               We note that adjustment F relates to the impact of the step-up in tax basis as a result of the purchase of RMR LLC Class A membership units from RMR Trust and the Tax Receivable Agreement. Please confirm whether the adjustments made to your pro forma balance sheet relate only to the 15 million Class A membership units already purchased from RMR Trust and clarify your disclosure accordingly. Additionally, tell us how you intend to account for subsequent changes in your obligation. Finally, with respect to future redemptions, we note your intention to apply a similar accounting treatment. Tell us the timing of when you plan to record the deferred tax asset and related liability associated with future redemptions.

Response:  The Company advises that pro forma adjustments described in adjustment F were calculated solely on the 15,000,000 Class A membership units purchased by the Company from RMR Trust in the Up-C Transaction. In response to the Staff’s comment, the Company has added disclosure to Footnote 6 to Unaudited Condensed Consolidated Financial Statements for the nine months ended June 30, 2015 on page F-44 of the prospectus to make this clearer.

The Unaudited Pro Forma Condensed Combined Financial Statements in the Registration Statement no longer include a balance sheet and the adjustment related to the Tax Receivable Agreement is only now applicable to the Unaudited Condensed Consolidated Financial Statements for the nine months ended June 30, 2015.

The Company calculated the amounts presented in adjustment F based on the resulting tax basis step up resulting from the Company’s purchase of the 15,000,000 Class A membership units from RMR Trust. The Company advises that absent a change in the Company’s income projections or a change in applicable tax rates, the deferred tax asset and aggregate amounts payable related to the purchase of the 15,000,000 Class A membership units will not change in future periods, as the amounts presented have contemplated all related elements of the tax basis step up over the 15 year tax basis amortization period, including imputed interest costs. As future payments are made under the tax receivable agreement in respect of this tax basis step up, the amounts the Company has recorded for amounts payable under the Tax Receivable Agreement will be reduced.

Any future redemptions are subject to the discretion of the non-managing members holding Class A membership units and the Company will recognize and account for these redemptions in a similar manner to the 15,000,000 Class A membership units, when and if the redemptions occur.

21.                               We note your disclosure on page F-27 which indicates that you delivered to RMR Trust the shares and cash which had been contributed to you by the Managed REITs in exchange for 15 million of your Class A common shares. Based upon adjustment G, it appears that you intend to record a $194 million asset related to the consideration received from the Managed REITs. Please provide to us your basis for recording this asset given that the cash and shares were delivered to RMR Trust. Additionally, provide us with a detailed analysis of how you calculated the relative fair values of the new management agreement and the Class A common shares issued to the Managed REITs.

Response:  The Company concluded that the Up-C Transaction with the Managed REITs included a revenue component, as the business and property management agreements with the Managed REITs were materially amended in the Up-C Transaction. The Company also concluded that, for accounting purposes, pursuant to ASC 605-25, Multiple Element Arrangements, it is required to separate and allocate consideration received to the elements in the Up-C Transaction. The Company considered the separation and allocation guidance in ASC 605-25-15-3A to determine how to allocate arrangement consideration between the revenue and non-revenue components of the Up-C Transaction. The Company evaluated ASC 505, Equity, and determined it did not provide guidance on either (i) the separation of deliverables within the scope of that Topic from those deliverables not within the scope of the Topic or (ii) the allocation of arrangement consideration to deliverables within the scope of the Topic and to those not within the scope of the Topic. Therefore, the Company concluded that it is required to separate and allocate consideration between the revenue and equity component of the transaction pursuant to ASC 605-25-15-

3A.c. The Company applied the separation and allocation guidance within ASC 605-25 by allocating the consideration received from the Managed REITs between the 15,000,000 Class A Common Shares issued to the Managed REITs and the amended management agreements using the relative selling price method.

The Company concluded that, for accounting purposes, the cash and share consideration paid to the Company by the Managed REITs for the elements in the transaction (management services and Class A Common Shares) included a $220 million discount with respect to the estimated fair value of the Class A Common Shares that the Company issued to the Managed REITs. Based on the guidance in ASC 605-25 the Company determined this discount is allocable, using the relative selling price method, to each deliverable in the transaction. In allocating the discount to the separate deliverables, the Company determined that the discount allocated to the amended management agreements with the Managed REITs should be accounted for under ASC 605-50, Consideration Given to a Customer as an incentive to the Managed REITs to enter into the amended management agreements. The Company provided the Managed REITs with the opportunity to purchase its Class A Common Shares at a discount to fair value as an incentive to amend the management agreements to have a 20-year term, which represented a significant change from the one-year term of the then existing management agreements. The longer term amended management agreements would provide the Company more secure cash flows from its customers (the Managed REITs). The Company determined that it is appropriate to apply this guidance to the incentive provided to the Managed REITs, as equity instruments are included in the definition of cash consideration pursuant to ASC 605-50-20.

In applying the relative selling price method, the selling prices of the management agreements and Class A Common Share deliverables within the Up-C Transaction were determined using the Company’s best estimate of selling price for each deliverable. Based on this analysis, the Company determined that there was an overall discount in the arrangement of $220 million. Based on the application of the relative selling price method, the Company allocated $194 million of the discount to the management arrangements and $26 million to the Class A Common Shares delivered to the REITs. The Company will amortize the discount allocated to the management services agreement ratably over the service contract period.

Item 15. Recent Sales of Unregistered Securities, page II-2

22.                               Please revise your disclosure in this section to include the date of each issuance described herein. Refer to Item 701 of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure under Item 15 of the Registration Statement to state that each issuance disclosed therein occurred on June 5, 2015.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please call me at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen
Margaret R. Cohen

cc:                                Jamie John, Accounting Branch Chief

Kristi Marrone, Staff Accountant

Sara von Althann, Attorney-Advisor

United States Securities and Exchange Commission

Matthew P. Jordan, Chief Financial Officer and Treasurer

The RMR Group Inc.

John E. Alessi

Skadden, Arps, Slate, Meagher & Flom LLP